

September 14, 2012

<u>Via E-Mail</u>
Ms. Chloe DiVita
Chief Financial Officer
Fona, Inc.
2575 Pearl Street, #220
Boulder, Colorado 80302

> **Re: Fona, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54129**

Dear Ms. DiVita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comments 1 and 2 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 23

1. We note your disclosure that your principal executive officer and principal financial officer concluded that, as of the period covered by the Form 10-K, your disclosure controls and procedures are effective at the reasonable assurance levels. We also note from your Management's Annual Report on Internal Control over Financial Reporting, that you concluded that as of December 31, 2011, you internal control over financial reporting was not effective due to material weaknesses in the system of internal control. Please explain to us how you were able to conclude that disclosure controls and procedures were effective at December 31, 2011 in light of the conclusion that due to material weaknesses, internal controls over financial reporting were not effective. Please advise or revise to change your conclusion regarding the effectiveness of disclosure controls and procedures.

Also, if you change your conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2011, please reconsider your conclusion as to the effectiveness of your disclosure controls and procedures for the quarters ended March 31, 2012 and June 30, 2012.

Exhibits 31.1, 31.2 and 31.3 Rule 302 Certifications
Exhibits 32.1, 32.2 and 32.3 Rule 906 Certifications

2. We note that each of your Rule 302 and Rule 906 Certifications is dated as follows: "March current at the time of filing, 2012." Please revise to appropriately date each of these certifications as of the date of signing. Revisions should be done by amendment to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief